July 1, 2025

Petros Panagiotidis
Chairman, President, and Chief Executive Officer
Robin Energy Ltd.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens,
3036 Limassol
Cyprus

        Re: Robin Energy Ltd.
            Draft Registration Statement on Form F-3
            Filed June 23, 2025
            CIK No. 0002039060
Dear Petros Panagiotidis:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Finn Murphy, Esq., of Goodwin Procter LLP